SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2021

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the third three-month period ended September 30, 2021 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the third three-month period ended September 30, 2021 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, Ernst & Young Han Young, or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the third three-month and the first nine months ended September 30, 2021 and 2020

(Unit : in billions of Korean Won)	2021 Jul.-Sep.	2020 Jul.-Sep.	Change	2021 Jan.-Sep.	2020 Jan.-Sep.	Change
Operating revenues	16,462	15,711	4.8%	45,056	43,877	2.7%
Operating income (loss)	-937	2,332	n/m	-1,130	3,153	n/m
Income (Loss) before income tax	-1,332	1,938	n/m	-1,993	2,301	n/m
Net income (loss)	-1,026	1,251	n/m	-1,581	1,508	n/m
Net income (loss) attributable to owners of the company	-1,045	1,236	n/m	-1,655	1,426	n/m

CONDENSED SEPERATE STATEMENTS OF COMPREHENSIVE INCOME

For the third three-month and the first nine months ended September 30, 2021 and 2020

(Unit : in billions of Korean Won)	2021 Jul.-Sep.	2020 Jul.-Sep.	Change	2021 Jan.-Sep.	2020 Jan.-Sep.	Change
Operating revenues	16,116	15,635	3.1%	44,377	43,490	2.0%
Operating income (loss)	-1,239	1,605	n/m	-3,244	1,569	n/m
Income (Loss) before income tax	-1,293	1,544	n/m	-3,079	1,605	n/m
Net income (loss)	-1,026	1,107	n/m	-2,233	1,145	n/m

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, Joo-soo
Name: Park, Joo-soo
Title: Corporate Vice President

Date: November 12, 2021